March 7, 2005



Mail Stop 3-8

By Facsimile and U.S. Mail

Todd M. Axelrod
President
Gallery of History, Inc.
3601 West Sahara Avenue
Las Vegas, Nevada, 89102

Re:	Form 10-KSB for the year ended September 30, 2004
	Filed December 29, 2004
	File No.  0-13757

Dear Mr. Axelrod:

      We have reviewed your filing and have the following
comments.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
Please be as detailed as necessary in your explanation.   After
reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-KSB FOR THE YEAR ENDED SEPTEMBER 30, 2004

Item 7 - Financial Statements

Accountants Report

1. The report of your accountants, Piercy, Bowler, Taylor & Kern, does not make reference to the standards of the Public Company
Accounting Oversight Board (United States). Please amend your filing to revise the audit report.



Statement of Cash Flows

2. We note that your statement of cash flows does not provide a reconciliation of net income to net cash flows from operating activities as required by paragraph 29 of SFAS 95. Please amend your filing to provide this reconciliation.

Notes to the Financial Statements

3. Revise your notes to disclose the fair value of your financial instruments in accordance with paragraphs 10-15 of SFAS 107. If the fair value of your financial instruments approximates the book value, please provide a statement to that effect.

Item 8a - Controls and Procedures

4. We note your disclosures that you evaluated your disclosure controls within 90 days prior to the date of the report. Amend your filing to state that you evaluated your disclosure controls and procedures as of the end of the period covered by the report. See Regulation S-K Item 307.

5. We note your statement that your chief executive officer and you
chief financial officer "have concluded that....disclosure
controls
and procedures are adequate." It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are effective. Please amend your filing to disclose that your disclosure controls and procedures are effective, if true.

 	Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter with your responses to our comments and provide any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments.
Please file your response letter on EDGAR as a correspondence file.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	If you have any questions regarding these comments, please direct them to John Cannarella, Staff Accountant, at (202) 824-
5384
or, in his absence, to the undersigned at (202) 942-2823. Any other questions regarding disclosure issues may be directed to H.
Christopher Owings, Assistant Director, at (202) 942-1900.


Sincerely,



Michael Moran
Branch Chief



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Gallery of History, Inc.
March 7, 2005
Page 1